Exhibit 1
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
Relating to Preliminary Estimate of 2008 Annual Results
This announcement is made by the Company in relation to the estimated annual results of the Company for the year ended 31 December 2008.
The financial information contained in this announcement is only a preliminary estimate of the Company and has not been audited by the Company’s auditors. Shareholders of the Company and investors are advised to exercise caution when dealing in the shares of the Company.
This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
China Unicom (Hong Kong) Limited (the “Company”) makes the following announcement relating to the estimated annual results of the Company for the year ended 31 December 2008.
1.	ESTIMATED RESULTS FOR THE REPORTING PERIOD
1.1	Estimated Results Period: 1 January 2008 to 31 December 2008

1.2
Estimated Results:
Based on the preliminary calculations by the Company in accordance with Hong Kong Financial Reporting Standards, profit attributable to equity holders of the Company for the year ended 31 December 2008 is estimated to increase by over 50% compared to the restated profit attributable to equity holders of the Company for the year ended 31 December 2007 (as further discussed in Section 2 below).

1.3
Preliminary Estimate of Unaudited Results Only:
Please note that the financial information contained in this announcement is only a preliminary estimate of the unaudited results of the Company for the year ended 31 December 2008 and may be different from the financial information to be set out in the Company’s audited annual results for the year ended 31 December 2008 which are currently expected to be announced in March 2009.

2.	RESULTS FOR THE PRECEDING REPORTING PERIOD

The merger of the Company with China Netcom Group Corporation (Hong Kong) Limited (“Netcom Listco”) constituted a very substantial acquisition for the Company and, on 15 October 2008, the merger of the Company and Netcom Listco was completed and Netcom Listco became a wholly-owned subsidiary of the Company. As the merger complies with Accounting Guideline 5 “Merger Accounting for Common Control Combinations” issued by the Hong Kong Institute of Certified Public Accountants, the Company will use merger accounting to account for the merger in the preparation of its consolidated financial statements for the year ended 31 December 2008. In other words, the figures at the beginning of the reporting period shown in the consolidated balance sheet will be adjusted and the relevant items contained in the consolidated financial statements for the year ended 31 December 2007 will also be adjusted simultaneously as if Netcom Listco had been part of the Company since the beginning of the preceding reporting period. As a result, at the time of issuing the consolidated financial statements of the Company for the year ended 31 December 2008, the comparative financial statements for the year ended 31 December 2007 will be restated in order to reflect the effect of the merger of the Company and Netcom Listco.

The change in the annual results of the Company is derived by comparing the estimated profit attributable to equity holders of the Company for the year ended 31 December 2008 with the restated profit attributable to equity holders of the Company for the year ended 31 December 2007.

3.	FACTORS CONTRIBUTING TO THE ESTIMATED RESULTS
3.1.
The Company and its subsidiary, China United Network Communications Corporation Limited (formerly China Unicom Corporation Limited), disposed of the CDMA business and related assets (the “Discontinued Operation”) to China Telecom Corporation Limited (as described in the announcement released by the Company dated 28 July 2008) and the disposal was completed on 1 October 2008. The proceeds from the disposal are expected to substantially increase the gain of the Company. Detailed information of the estimated gain before tax expected to arise from the disposal of the CDMA business and related assets was disclosed in the announcement of the Company dated 28 July 2008. Such gain from disposal in respect of the Discontinued Operation is considered to be a one-off gain.

3.2.
As a result of the merger of the Company and Netcom Listco, the Company is in the process of adjusting its business strategy of the Personal Handy-phone System (the “PHS”) business in accordance with the overall development strategy of the Company. Taking into account the adjustment to the business operation model and due to a continuous decline in the number of subscribers and the call volume of the PHS business during the second half of 2008, the management of the Company is conducting impairment tests on the relevant assets of the PHS business and it is expected that a considerable amount of provision will be made for the impairment of the relevant PHS assets. Such provision for impairment will result in a negative impact on the profit of the continuing operations of the Company for 2008.

3.3.
During the second half of 2008, the business development of the Company in some regions was affected to some extent by the slowdown in the macro-economic environment domestically and abroad. In addition, although a series of important assets restructuring is expected to have a significant positive impact on the long-term business development of the Company, the uncertainties in existence during the restructuring period resulted in a negative impact on the business operation (for example, the development of subscribers) of the Company during the second half of 2008.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 22 January 2009
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive director	:	Cesareo Alierta Izuel and Jung Man Won

Independent non-executive directors	:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

3